ABRAXIS HEALTH, INC.

11755 Wilshire Boulevard, Suite 2000

Los Angeles, California 90025

August 12, 2009

By EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Abraxis Health, Inc.
Registration Statement on Form 10-12G (File No. 000-53568)
Application for Withdrawal

Ladies and Gentlemen:

Abraxis Health, Inc. (the “Company”) hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2009, withdrawn and re-filed on June 15, 2009 and most recently amended on August 4, 2009. The Registration Statement has not yet been completed.

The Company is withdrawing the Registration Statement to prevent it from becoming effective prior to completion under the automatic effectiveness provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. As discussed with the Commission staff, the Company intends shortly to file a new Form 10 registration statement.

Sincerely,

/s/ Patrick Soon-Shiong, M.D.
Patrick Soon-Shiong, M.D. Chief Executive Officer

cc:	Nandini Acharya—Securities and Exchange Commission